Filed by TradeStation Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Quantum FinTech Acquisition Corporation
Commission File No.: 001-40009

Financial Results for Fiscal Year Ending March 31, 2022 April 27, 2022 Monex Group TSE Prime : 8698

Increase Enterprise Value of Subsidiaries Monex Group leveraged its diverse management resources to help TradeStation and Coincheck grow significantly. Comparison Valuation *1 # of customer accounts Customer assets Revenues *2 Joined Monex Group in Jun. 2011 FYE 3/31/2012 FYE 3/31/2022 At the time of the tender offer in 2011 $ 411 M 49k *4 $2.5B *4 $135M De - SPAC valuation* 1 approx. $ 1.3B +EO *3 ~ 230K * 5 $12B $209M * 1 Refers to the value of the shares based on the $ 10.00 per share agreed in the relevant merger agreement. Rate = \ 125/$ *2 Total operating revenue after deducting financial expenses and cost of sales. *3 Earn - Out . *4 As of Jun. 30, 2011. * 5 Total Customer Accounts at March 31, 2022 included approximately 42,900 customer crypto accounts opened and funded through a marketing promotion that began December 20, 2021 in which TradeStation made the initial account funding for the customer (Bitcoin equal to $10.00) (the “ Crypto Funding Program”), but such accounts had no further customer account activity as of March 31, 2022 (3Q FYE March 2022: approximately 4,950, 4Q FYE March 2022: approximately 37,900). * 6 As of Mar. 31, 2018. 1

Growth Strategy of TradeStation (US Segment)

MONEX GROUP

TradeStation Group aims to list on the New York Stock Exchange in 2022 to raise capital for its growth strategy of capturing the growing retail investor market in the U.S.



Monex Group
PIPE Investors
QFTA shareholders (SPAC)
Approx. 83.8%*1*2
Approx. 4.1%*1
Approx. 12.1%*1
TradeStation Group
100%
100%
TradeStation Securities
TradeStation Crypto

[Summary]*3

- After the merger between TSG Merger Sub and a NYSE-listed SPAC, Quantum FinTech Acquisition Corporation (QFTA), TradeStation Group is planned to list on the NYSE under the ticker symbol "TRDE" in 2022.
- Provides $201M (as of Jun. 30, 2021) in cash held by QFTA in trust to TradeStation Group before expenses, assuming no redemptions.
- $125M anticipated proceeds through concurrent PIPE process, which includes $50M from Monex Group, Inc.

[Growth Strategy]

- Large-scale marketing initiatives to enhance customer acquisition.

*1 Assuming no redemptions by the QFTA public shareholders prior to closing of the de-SPAC transaction.
*2 Excludes the impact of any executive shares to be issued.
*3 Assumes $10 per share, excluding PIPE incentive shares, no post-closing change of control and does not include impact of dilution from warrants. In addition, does not include equity plans or compensation. Includes 750,000 shares distributed to non-redeeming public QFTA shareholders and assumes no shareholder redemptions. Does not include any Monex or QFTA Sponsor Earn Out Shares or reflect any forfeiture of QFTA Shares. Monex Group lock-up: one-third of shares until earlier of 12 months and sustained $12.50 last reported sale price; one-third until earlier of 24 months and sustained $15.00 last reported sale price; and one-third until earlier of 36 months and sustained $17.50 last reported sale price. Monex's PIPE shares are not subject to this lock-up. Sponsor lock-up: until earlier of 12 months and sustained $12.50 last reported sale price. Lock-ups subject to customary permitted transferee exceptions. With respect to any stock price, sustained means specified price (or higher) is the price for 20 out of any 30 consecutive trading days. Please see the merger agreement for further details.

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Group Strategy Decisive upfront investment for long - term business expansion and execution of growth strategies at each major subsidiary US Segment Announced NYSE listing plan with De - SPAC transaction Raised capital to promote account acquisition 3

Growth Strategy of TradeStation (US Segment ) 4 （ $B ） TradeStation continues to focus on marketing and product enhancements to aim to grow total customer accounts and total customer assets. FYE Mar.31, 2022 FYE Mar.31, 2021 FYE Mar.31, 2020 FYE Mar.31, 2019 *1 Total Customer Accounts at March 31, 2022 included approximately 42,900 customer crypto accounts opened and funded through a marketing promotion that began December 20, 2021 in which TradeStation made the initial account funding for the customer (Bitcoin equal to $10.00) (the “Crypto Funding Program”), but such accounts had no further customer account activity as of March 31, 2 022 (3Q FYE March 2022: approximately 4,950, 4Q FYE March 2022: approximately 37,900). * 2 Total Customer Assets includes deposits of customer assets held by Monex, Inc. and its Asia - Pacific Segment. 146 157 163 179 227 0 50 100 150 200 250 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 0 3 6 9 12 15 TradeStation's customer assets & accounts Total customer accounts*1 (right) Total customer assets*2 (left) (Accounts: K)

Highlights FYE Mar. 2022 (12 months) 5 Aggressive marketing investments were made, spending \ 6.5B on advertising to acquire new accounts. Segment loss was \ 5.6B . Japan US Crypto Asset Asia Pacific Investment

YoY Comparison (12 months) Analysis: Operating Revenue (USD) 6 US: Lower brokerage commissions and other revenue partially offset by higher other commissions and net financial income, while VIX declined 26% YoY. * average VIX ： 27.3 → 20.2 ( - 26%) DARTs : 229,826 → 217,405 ( - 5%) （ USD thousand ） ■ Others ( - 3,322) ■ Net financial income (+ 882 ) ■ Other commissions (+2,009)* ■ Brokerage commissions ( - 6,403 )* 106,508 100,104 62,714 64,723 36,837 37,719 9,919 6,598 215,978 209,144 0 100,000 200,000 300,000 2021/3 2022/3 Total operating revenue after deducting financial expenses and cost of sales - 3.2 ％（ - 6,834 ） * Figures in parentheses indicate the variance from the previous year (USD thousand) [reflects comparison of results for 12 months ended March 31, year over year] ■ Total operating revenue after deducting financial expenses and cost of sales

YoY Comparison (12 months) Analysis: SG&A (USD) 7 US: Advertising expenses and compensation and benefits increased significantly as account growth strategy and product initiatives were launched during the year ended 3/31/2022. SG&A Total +41.1 ％ (+ 76,440) * Figures in parentheses indicate the variance from the previous year (USD thousand) [reflects comparison of results for 12 months ended March 31, year over year] (USD thousand ) ■ Others (+15,863) *1 ■ Advertising expenses ( + 40,338) *2 ■ Amortization and depreciation (+243 ) ■ Communication, freight and information expenses (+ 1,610 ) ■ Commissions paid and association dues (+ 2,444) ■ Compensation and benefits (+15,942 ) *3 72,079 88,021 34,696 37,140 14,134 15,744 22,853 23,096 17,395 57,733 24,840 40,703 185,996 262,437 0 100,000 200,000 300,000 2021/3 2022/3 *1 Professional fees +$11M *2 Total accounts: +81k accounts, or approximately 44k accounts excluding cryptocurrency accounts opened through the marketing promotion described above (Mar. 31, 2021 vs Mar. 31, 2022) *3 Number of employees + 224 (Mar. 31, 2021, vs Mar. 31, 2022) ■ SG&A

Highlights 4Q of FYE Mar. 2022 (3 months) 8 Continued to spend on marketing to acquire new accounts ( \ 2.1B). Segment loss improved QoQ to \ 1.8B due to reduced advertising expenses while continuing to focus on account growth. Japan US Crypto Asset Asia Pacific Investment

QoQ Comparison (3 months) Analysis: Operating Revenue (USD) 9 US: Decrease in net financial income due to lower securities lending was offset by higher brokerage commissions, driven by futures commissions and other commissions. 31,924 24,404 23,965 24,898 26,837 19,588 15,768 15,432 16,415 17,108 10,169 10,006 8,374 10,574 8,765 2,601 1,810 1,768 1,492 1,528 64,283 51,989 49,539 53,380 54,237 0 20,000 40,000 60,000 80,000 2021/3 4Q 2022/3 1Q 2022/3 2Q 2022/3 3Q 2022/3 4Q （ USD thousand ） Quarterly total operating revenue after deducting financial expenses and cost of sales +1.6% （ +857 ） * Figures in parenthesis reflect the variance from previous quarter (USD thousand) ■ Others (+ 36 ) ■ Net financial income ( - 1,809) ■ Other commissions (+692) * ■ Brokerage commissions (+ 1,938 ) * * average VIX QoQ ： 19.3 → 25.4 (+32%) DARTs QoQ : 214,690 → 237,693 ( +11%) ■ Total operating revenue after deducting financial expenses and cost of sales

QoQ Comparison (3 months) Analysis: SG&A (USD) 10 US: SG&A decreased due to adjustments in marketing spend to improve account acquisition efficiencies and to better align headcount with development initiatives and account support needs. (USD thousand) Quarterly SG&A Total - 6.2 ％ ( - 4,725) * Total accounts: +48k accounts (Dec. 31, 2021 vs Mar. 31, 2022) ■ Others （ - 1,543 ） ■ Advertising expenses （ - 4,567 ） * ■ Amortization and depreciation （ +447 ） ■ Communication, freight and information expenses (+219 ） ■ Commissions paid and association dues (+2,456) ■ Compensation and benefits ( - 1,738 ) * Figures in parenthesis reflect the variance from previous quarter (USD thousand) 20,589 20,245 21,752 23,881 22,143 9,346 8,911 8,706 8,533 10,990 3,718 3,922 3,899 3,851 4,071 5,831 5,929 5,840 5,439 5,887 5,446 5,730 11,160 22,705 18,138 6,402 9,039 10,613 11,297 9,754 51,332 53,776 61,970 75,707 70,983 0 20,000 40,000 60,000 80,000 2021/3 4Q 2022/3 1Q 2022/3 2Q 2022/3 3Q 2022/3 4Q ■ SG&A

Business Update US Segment 1/4 11 Total customer accounts increased by 55% * 1 YoY. Trading in Futures and Options increased. Total Customer Accounts *1 : 227K accounts ( +55 % YoY) Total customer assets *2 : $12.0B ( +16% YoY) Customer Assets and Accounts DARTs and VIX Trading has normalized, with DARTs + 11% QoQ . 0 50 100 150 200 250 Mar. 2021 Jun. 2021 Sep. 2021 Dec. 2021 Mar. 2022 # of customer accounts by asset class (As of period end) Equities & Options Futures Crypto ( Thousands) *1 Total Customer Accounts at March 31, 2022 included approximately 43,600 customer crypto accounts opened and funded through a marketing promotion that began December 20, 2021 in which TradeStation made the initial account funding for the customer (Bitcoin equal to $10.00) (the “Crypto Funding Program”), but such accounts had no further customer account activity as of March 31, 2022 (3Q FYE March 2022 : a pproximately 4,950, 4Q FYE March 2022: approximately 38,600 ). YoY customer account growth would have been 25% without such accounts. *2 Total Customer Assets includes deposits of customer assets held by Monex, Inc. and its Asia - Pacific Segment. 0 5 10 15 20 25 30 0 50 100 150 200 250 300 2021/3 4Q 2022/3 1Q 2022/3 2Q 2022/3 3Q 2022/3 4Q DARTs by asset class and VIX Equities Options Futures Crypto VIX(right) ( Thousands)

Business Update US Segment 2/4 12 （ $Million ） Self - clearing positions TradeStation to benefit from rising interest - rate environment . • Brokerage revenue * 1 totaled $41.1M in 4Q . • Brokerage commission decreased YoY as trading volume has normalized after elevated activities in prior year. Commission Revenue Interest Income • Total Customer Cash of $2.9B at March 31, 2022, grew by 4% YoY. • Anticipated U.S. fed fund rate hikes are expected to lead to increased interest earned on customer cash balances. ・ Multiple rate hikes anticipated through FYE 3/31/2023 . ・ Each 25bp increase to fed funds rates could increase interest income earned by TradeStation on customer cash balances by as approximately $7.0 to $ 7.5M annualized . （ $ Million ） *1 Brokerage revenue includes payment - for - order - flow (PFOF). *2 Equities revenue includes commissions and fees received for equi ties and mutual fund transactions, which includes PFOF received for customer equities trades. *3 Options revenue includes commissions and fees received for options transactions, which includes PFO F received for customer options trades. 0 10 20 30 40 50 60 2021/3 4Q 2022/3 1Q 2022/3 2Q 2022/3 3Q 2022/3 4Q Commission revenue Equities*2 Options*3 Futures Crypto 0 2 4 6 8 10 12 2021/3 4Q 2022/3 1Q 2022/3 2Q 2022/3 3Q 2022/3 4Q Interest Income Total customer cash Margin use Securities lending Crypto asset lending (net)

Business Update US Segment 3/4

MONEX GROUP

TradeStation's product suite development is focused on user experience, cryptocurrency platform and its offerings through third-party using its API to support its growth strategy.

Recent Product Releases	Planned Enhancement

Recent Product Releases

Products and Services

- Encourage casual traders to trade by expanding with low cost of entry products.

Crypto Liquidity Expands

- Ensure liquidity and offer competitive prices through expansion of alliance partners.

API

- Expand options capabilities.



Planned Enhancement

Integration with existing services

- Support cross-platform engagement among existing customers by expanding educational content and communities.

Crypto

- Native integration of crypto offering into TradeStation Web platform
- New Cryptocurrencies expected to launch in Summer 2022

Third-Party Relationships

- Brokerage As A Service Opportunities
  - Account Opening API
  - Account Funding API

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Business Update US Segment 4/4

MONEX GROUP

TradeStation positions itself to attract an expanding market of self-directed investors.

TradeStation's Pillars for Growth

Award-Winning Suite of Trader and Investor Products

- TradeStation Rated #1 or "Best in Class" six categories in StockBrokers.com's 2022 Online Broker Review.
- 2022 Best Online Broker for Stock Trading Platform and Research in Nerd Wallet's 2022 Best-of Awards.

Expanding Customer Base of Experienced and New Traders

- Demographic wave of Millennials and Gen-Z investors, coupled with increased interest in self-directed investing, is leading to an expanding addressable market.

Differentiated Positioning in the Market

- Multi-asset platform for Equities, Options, Futures and Crypto trading
- Self-clearing online brokerage
- Education & Social Community
- Adaptive technology accessible on desktop, Web and mobile
- Advanced API Technology

Well-Defined Marketing and Product Strategy

Marketing

- Investments in brand awareness and performance marketing channels designed to drive efficient account acquisition.

Product Initiatives

- Enhance user experience
- Advance Crypto offering
- Expand API as B2B and B2C Opportunity

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Appendix: Highlights FYE Mar. 2022 (12 months) 2/3 (JPY million) US ◆ Total operating revenue after deducting financial expenses and cost of sales, and Segment profit 15 17,417 19,338 19,887 22,958 23,579 281 1,978 1,763 3,200 - 5,557 -15,000 -5,000 5,000 15,000 25,000 2018/3 2019/3 2020/3 2021/3 2022/3 Total operating revenue after deducting financial expences and cost of sales Segment profit

Appendix: Highlights 4Q of FYE Mar. 2022 (3 months) 2/3 16 US ◆ Total operating revenue after deducting financial expenses and cost of sales, and Segment profit 6,880 5,728 5,464 6,062 6,325 1,393 - 185 - 1,502 - 2,121 - 1,750 -4,000 0 4,000 8,000 2021/3 4Q 2022/3 1Q 2022/3 2Q 2022/3 3Q 2022/3 4Q Total operating revenue after deducting financial expenses and cost of sales Segment profit (Quarterly profit before income taxes) (JPY million)

Group Overview

MONEX GROUP

MONEX GROUP
Monex Group, Inc.

(As of March 31, 2022)

[US/Europe]

TradeStation

TradeStation Group, Inc.
Holding Company in the U.S.

Online Securities Company

TradeStation Securities, Inc.
Service appealing to active traders (US)

Trading Community

YouCanTrade, Inc.
(US)

Crypto Asset

TradeStation Crypto, Inc.
(US)

Technology

TradeStation Technologies, Inc.
(US)

TradeStation Global Services, S.A.
(Costa Rica)

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■ TradeStation Group, Inc. (Florida, U.S.) Online securities group with award - winning trading technology development capabilities - President: John Bartleman - Founded in 1982, joined Monex Group in Jun. 2011 - An award - winning TradeStation platform recognized and highly regarded by active traders. Licenses “TradeStation” platform for US equities as a technology provider to group's securities companies - Products and services: Equities, options, futures and crypto asset, etc. - # of active accounts: 226,506 - Customer assets held in custody: USD 12.0billion The numbers above are as of March 31, 2022 Overview of Monex Group and Main Subsidiary Companies 18

Appendix: Valuation in Fair Value of Monex Group

MONEX GROUP

Data for the valuation of fair value based on the Sum-of-the-Parts method

TradeStation Group[*3]
Pre-Money Equity Valuation: US$1.3B (appx ¥162.2B)
Cash amount held in trust by SPAC: US$201M (appx ¥ 25.1B as of June 30 2021)
The Company's holding ratio as of the closing (planned) : approx. 83.8%
Equity Value which belongs to the Company as of the closing: US$1.3B (appx ¥ 162.2B)
Earn-out amount which belongs to the Company : US0.3B (appx ¥ 42.7B)
Rate: JPY ¥ 125 to $1

*3 The above figures for the TradeStation Group and the Coincheck Group do not take into account any redemption by the SPAC shareholders. In addition, TradeStation's ownership interest is calculated taking into account its PIPE (US$125 million). For details, please refer to our previous press releases.

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Disclaimer

MONEX GROUP

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect TradeStation's current views with respect to, among other things, the future operations and financial performance of TradeStation. Forward-looking statements in this communication may be identified by the use of words such as "anticipating," "believes," "can," "continue," "continuously," "enhance," "expects," "hope," "in progress," "intends," "may," "over time," "planned," "seeks," "should," "strategic," "target," "think," "try," "try to," "will" and similar terms and phrases. Forward-looking statements contained in this communication include, but are not limited to, statements as to (i) TradeStation's efforts regarding its revenue growth strategy, including the success of marketing expenditures and campaigns and approaches and its ability to grow its customer account base generally and the pace at which such growth is, or is not, accomplished, (ii) ongoing volume levels of customer trading activity and trading-related revenue generated, (iii) the success, or lack thereof, of TradeStation's crypto account-opening/marketing promotion, and whether crypto customer accounts added through such promotion will provide further funding or deposits to, or trade in, such accounts, (iv) whether TradeStation's planned product and service enhancements, including those recently launched or currently in progress, will be considered valuable or attractive by customers and customer prospects, or completed timely, or at all, and (v) whether federal fund target interest rates will continue to increase, and if so when, whether the effective interest rates will match the target rates, and whether TradeStation will be able to benefit through increased net interest income if those rates continue to increase. The forward-looking statements contained in this communication are based on the current expectations of TradeStation and its management and are subject to risks and uncertainties. No assurance can be given that future developments affecting TradeStation will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of TradeStation. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them. Any forward-looking statement made in this communication speaks only as of the date hereof. TradeStation undertakes no obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Trademarks, Trade Names and Service Marks

This presentation includes trademarks, trade names and service marks that are the property of their respective owners, and are protected under applicable intellectual property laws.

Proposed Business Combination

As previously announced, TradeStation Group, Inc. (the "Company") and Quantum FinTech Acquisition Corporation ("Quantum") have entered into agreements to effect a business combination (the "Business Combination"). This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of the Company, Quantum, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentation.

In connection with the proposed Business Combination between the Company and Quantum, the Company has filed a registration statement on Form S-4 (the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC") that includes a proxy statement / prospectus relating to the offer of the securities to be issued to Quantum. Investors, security holders and other interested persons are advised to read the Registration Statement and proxy statement / prospectus and any amendments thereto, and other relevant documents that are filed with the SEC carefully and in their entirety because they will contain important information about the Company, Quantum and the proposed Business Combination. The definitive proxy statement / prospectus will be mailed to stockholders of Quantum as of a record date to be established for voting on the proposed Business Combination. Investors, security holders and other interested persons will also be able to obtain copies of the Registration Statement and other documents containing important information about the Business Combination and the parties to the Business Combination once such documents are filed with the SEC, without charge, at the SEC's website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corp., 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at IR@qftacorp.com.

Quantum and the Company, their respective directors and executive officers and certain investors may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of Quantum and their ownership is set forth in Quantum's filings with the SEC, including its final prospectus relating to its initial public offering in February 2021, which is available free of charge at the SEC's website at www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Quantum shareholders in connection with the proposed Business Combination, including the Company's directors and executive officers and certain investors, is contained in the Registration Statement for the Business Combination.

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